Exhibit 99.1

ASX ANNOUNCEMENT

17 June 2013

Genetic Technologies Provides U.S. Gene Patenting Update.

- No Material Impact on Commercial Operations -

Melbourne, Australia; 17 June 2013: Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE) provides an update to the Market on its position following the U.S. Supreme Court’s recent decision regarding the patentability of human genes in the case Association for Molecular Pathology v. Myriad Genetics, Inc. (“Myriad”).

Genetic Technologies’ Non-Coding Patents Not Affected

The Supreme Court, in handing down its decision, seemed to make clear that method claims were not the focus of its opinion and that the decision should have little impact on “method patents” such as GTG’s foundational U.S. non-coding DNA patents, in relation to analysis (US 5,612,179) and mapping (US 5,851,762), which form the basis of its global patent assertion program.

BRCA Testing Not Affected

Genetic Technologies has been providing highly efficient and timely medical testing services, including testing for the BRCA1 and BRCA2 genes, for private patients and institutions in Australia and the Pacific Rim for more than ten years.  During this time, the Company has established a significant database of BRCA mutations that facilitate accurate reporting to the physician.

The decision of the Supreme Court regarding the patentability of genetic and/or biological materials should not impact the Company’s ability to offer these and other tests, particularly as the associated patents are not owned by Genetic Technologies, nor does the Court’s decision affect patents outside of the United States.  Accordingly, the Supreme Court’s decision in the Myriad case should have no material impact on the Company’s BRCA testing operations.

BREVAGenTM Testing Not Affected

The global patent portfolio that underpins the Company’s flagship breast cancer risk assessment test, BREVAGenTM, is based upon claims relating to methods for identifying the risk of developing breast cancer.  Therefore, the Supreme Court’s decision in the Myriad case should have no material affect on the Company’s BREVAGenTM testing operations.

ImmunAidTM Technology Not Affected

Genetic Technologies is the largest shareholder of ImmunAid Limited (“ImmunAid”).  ImmunAid’s core technology relates to highly-sensitive readings within the immune system to determine the preferred timing for the treatment of cancer and other serious diseases.  Therefore, the decision of the Supreme Court in the Myriad case should have no impact upon ImmunAid either.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Ms. Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is a company listed on both the ASX and NASDAQ with operations in the USA and Australia.  For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040